December 20, 2004

By Facsimile and U.S. Mail

Charles S. Whitman III, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

	Re:	Health Management Associates, Inc.
		Schedule TO-I filed
	      November 30, 2004
      	File No. 005-42525

Dear Mr. Whitman:

	We have the following comments on the above-referenced filing:

Schedule TO-I

Item 10

1. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Where you choose to incorporate this information, Instruction 6 to Item 10 of Schedule TO requires you to disseminate the summary information required by Item 1010(c) of Regulation M-A to note holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information, including information regarding book value per share. Please revise to include at least the summary financial information required by Item 1010(c), and advise us how you intend to disseminate the information.

Offer to Exchange Cover Page

2. Please revise your disclosure to include the date that the old notes were issued.

3. We note your disclosure that you believe the New Notes may be "offered for resale, resold and otherwise transferred by any holder who is not an affiliate ...without compliance with the registration requirements of the Securities Act of 1933." Please disclose the basis for this belief, and confirm your understanding that the exchange offer will not abbreviate any applicable waiting period with respect to the Old Notes.

Summary Term Sheet, page 1

4. We note your disclosure that "the terms of the New Notes are similar to the terms of the Old Notes, but differ...in material ways." If the outstanding notes were not issued in a registered offering, please tell us the exemption upon which you relied to issue those securities.

The Exchange Offer, page 21
Conditions to the Exchange Offer, page 21

5. We note that you may waive the conditions you list in your document at any time in your sole discretion. Please confirm your understanding that if you waive a material condition, the offer must remain open for at least five business days after that waiver.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1762 if you have any questions.

Sincerely,



Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions